SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               RYKOFF-SEXTON, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                    783759103
                                 (CUSIP Number)

                      Merrill Lynch Capital Partners, Inc.
                               225 Liberty Street
                          New York, New York 10080-6123
                           Attention: James V. Caruso
                            Telephone: (212) 236-7753
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                               Marcia L. Tu, Esq.
                            Merrill Lynch & Co., Inc.
                             World Financial Center
                                   North Tower
                          New York, New York 10281-1323
                            Telephone: (212) 449-8412

                                  May 17, 1996
             (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|. Check the following box if a fee is being paid with this statement /X/.

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH & CO, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,078,104
  Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,078,104
    With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,078,104

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)   HC, CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              MERRILL LYNCH GROUP, INC.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
  Each        (9) Sole Dispositive Power           -0-
Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)       HC, CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH MBP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERCHANT BANKING L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
               MERRILL LYNCH CAPITAL PARTNERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only



(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)      CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO MANAGERS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML EMPLOYEES LBO PARTNERSHIP NO. I, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,011
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,011
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,011


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH CAPITAL APPRECIATION PARTNERSHIP NO. XIII, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML OFFSHORE LBO PARTNERSHIP NO. XIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Cayman Islands



 Number of    (7) Sole Voting Power               -0-
  Shares
Beneficially  (8) Shared Voting Power             10,076,004
 Owned by
   Each       (9) Sole Dispositive Power          -0-
 Reporting
  Person      (10)  Shared Dispositive Power      10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                         10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH LBO PARTNERS NO. B-IV, L.P.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 MERRILL LYNCH CAPITAL APPRECIATION
                 PARTNERSHIP NO. B-XVIII, L.P.

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
Owned by
  Each        (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)Shared Dispositive Power         10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              ML OFFSHORE LBO PARTNERSHIP NO. B-XVIII


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Cayman Islands




 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
    With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. II


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MLCP ASSOCIATES L.P. NO. IV


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  ML IBK POSITIONS, INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  KECALP INC.


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           CO

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1987


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1991


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

CUSIP No. 783759103
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  MERRILL LYNCH KECALP L.P. 1994


(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
|_|      (b)


(3)      SEC Use Only


(4)      Sources of Funds (See Instructions)       OO


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Delaware



 Number of    (7) Sole Voting Power                -0-
  Shares
Beneficially  (8) Shared Voting Power              10,076,004
 Owned by
   Each       (9) Sole Dispositive Power           -0-
 Reporting
  Person      (10)  Shared Dispositive Power       10,076,004
   With

(11)     Aggregate Amount Beneficially Owned by Each
         Reporting Person                          10,076,004

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)     Percent of Class Represented by Amount in Row (11)    36.4%


(14)     Type of Reporting Person (See Instructions)           PN

Item 1.  Security and Issuer.

              The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Issuer Common Stock"), of Rykoff-Sexton, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1050 Warrenville Road, Lisle, Illinois 60523-5201.

Item 2.  Identity and Background.

              This Statement is being filed by (a) Merchant Banking L.P. No. II,
(b) ML Employees LBO Partnership No. I, L.P., (c) Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., (d) ML Offshore LBO Partnership No. XIII, (e) Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., (f) ML Offshore LBO Partnership No. B-XVIII, (g) MLCP Associates L.P. No. II, (h) MLCP Associates L.P. No. IV, (i) ML IBK Positions, Inc., (j) Merrill Lynch KECALP L.P. 1987, (k) Merrill Lynch KECALP L.P. 1991, (l) Merrill Lynch KECALP L.P. 1994 (collectively, the "ML Investors"), (m) Merrill Lynch & Co., Inc., (n) Merrill Lynch Group, Inc., (o) Merrill Lynch MBP Inc., (p) Merrill Lynch Capital Partners, Inc., (q) ML Employees LBO Managers, Inc., (r) Merrill Lynch LBO Partners No. IV, (s) Merrill Lynch LBO Partners No. B-IV and (t) KECALP, Inc. (collectively with the ML Investors, the "Filing ML Entities").

              Merrill Lynch Group, Inc. is a wholly owned subsidiary of Merrill Lynch & Co. Inc. Merrill Lynch MBP Inc., Merrill Lynch Capital Partners, Inc., ML IBK Positions, Inc. and KECALP Inc. are wholly owned subsidiaries of Merrill Lynch Group, Inc. Merrill Lynch MBP Inc. is the general partner of Merchant Banking L.P. II. Merrill Lynch Capital Partners, Inc. is the general partner of Merrill Lynch LBO Partners No. IV, Merrill Lynch LBO Partners No. B-IV, MLCP Associates L.P. No. II and MLCP Associates L.P. No. IV. ML Employees LBO Managers, Inc. is a wholly owned subsidiary of Merrill Lynch Capital Partners, Inc. ML Employees LBO Managers, Inc. is the general partner of ML Employees LBO Partnership No. I L.P. Merrill Lynch LBO Partners No. IV is the general partner of Merrill Lynch Capital Appreciation Partnership No. XIII, L.P. and the investment general partner of ML Offshore LBO Partnership No. XIII. Merrill Lynch LBO Partners No. B-IV is the general partner of Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P. and the investment general partner of ML Offshore LBO Partnership No. B-XVIII. KECALP, Inc. is the general partner of Merrill Lynch KECALP L.P. 1987, Merrill Lynch KECALP L.P. 1991 and Merrill Lynch KECALP L.P. 1994. Merrill Lynch International, Inc. is a wholly owned subsidiary of Merrill Lynch & Co., Inc., and Merrill Lynch International Capital Management (Guernsey) II Limited is a wholly owned subsidiary of Merrill Lynch International, Inc. Merrill Lynch International Capital Management (Guernsey) II Limited is the administrative general partner of both ML Offshore LBO Partnership No. XIII and ML Offshore LBO Partnership No. B-XVIII.

              Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch MBP Inc., Merrill Lynch Capital Partners, Inc., ML IBK Positions, Inc., KECALP Inc., ML Employees LBO Managers, Inc. and Merrill Lynch International, Inc. (collectively, the "ML Domestic Corporate Entities") are each corporations organized under the laws of the state of Delaware, and Merrill Lynch International Capital

Management (Guernsey) II Limited (together with the ML Domestic Corporate Entities, the "ML Corporate Entities") is a corporation organized under the laws of Guernsey, Channel Islands. Merchant Banking L.P. No. II, ML Employees LBO Partnership No. I, L.P., Merrill Lynch LBO Partners No. IV, Merrill Lynch LBO Partners No. B-IV, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch KECALP L.P. 1987, Merrill Lynch KECALP L.P. 1991 and Merrill Lynch KECALP L.P. 1994 (collectively, the "ML Domestic Partnerships") are each limited partnerships organized under the laws of the State of Delaware. ML Offshore LBO Partnership No. XIII and ML Offshore LBO Partnership No. B-XVIII (collectively, the "ML Offshore Partnerships") are each limited partnerships organized under the laws of the Cayman Islands.

              Attached hereto as Appendix A is a list of each of the ML Corporate Entities, each of the ML Domestic Partnerships and each of the ML Offshore Partnerships setting forth the following information with respect to each such entity:

              (a) name;

              (b) principal business; and

              (c) address of principal business and office.

              Attached hereto as Appendix B is a list of the executive officers and directors of each ML Corporate Entity setting forth the following information with respect to each such person:

              (a) name;

              (b) business address (or residence where indicated);

              (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

              (d) citizenship.

              During the last five years, no entity listed on Appendix A and, to the knowledge of the Filing ML Entities, no person listed on Appendix B, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

              This statement relates to shares of the Issuer Common Stock that the ML Investors have received as consideration in the merger (the "Merger") of US

Foodservice, a Delaware corporation ("US Foodservice"), with and into USF Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Issuer ("Merger Sub"), in accordance with the terms and conditions of an Agreement and Plan of Merger dated February 2, 1996 (the "Merger Agreement") among the Issuer, Merger Sub and US Foodservice. On May 17, 1996, pursuant to the terms and conditions of the Merger Agreement, (A) the Merger was consummated, and (B) each outstanding share of (i) Class A Common Stock, par value $.01 per share, of US Foodservice (the "Class A Common Stock") and (ii) Class B Common Stock, par value $.01 per share, of US Foodservice (the "Class B Common Stock" and, together with the Class A Common Stock, the "US Foodservice Common Stock") (other than shares of US Foodservice Common Stock held by holders who have demanded and perfected appraisal rights) was converted into the right to receive 1.457 shares of the Issuer Common Stock. Immediately prior to the Merger, the ML Entities owned 6,915,588, shares of the Class A Common Stock, which represented approximately 78.2% of the then total outstanding shares of US Foodservice Common Stock.

              A copy of the Merger Agreement is attached hereto as Exhibit A and is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction.

              The Issuer Common Stock was acquired by the ML Investors pursuant to the Merger. The Issuer Common Stock so acquired by the ML Investors is being held for investment purposes and not with the intention of acquiring control of the Issuer.

              The Filing ML Entities from time to time intend to review their respective investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, and subject to the restrictions set forth in the agreements referred to below, the Filing ML Entities will take such actions in the future as the Filing ML Entities may deem appropriate in light of the circumstances existing from time to time.

              Merrill Lynch Capital Partners, Inc. and the ML Investors (collectively, the "ML Entities") are parties to certain agreements with the Issuer, described in Item 6 below, that, among other things, prohibit the acquisition by the ML Entities of any additional shares of Issuer Common Stock and impose substantial restrictions on the ability of the ML Investors to dispose of their shares of Issuer Common Stock. In addition, pursuant to such agreements (i) the ML Investors have agreed to vote in favor of the Issuer's nominees to the Issuer's Board of Directors and to abstain from taking certain actions relating to the control of the Issuer, (ii) the ML Investors have the right to nominate up to four of the twelve directors of the Issuer, with such number of nominees decreasing as the ownership of the ML Investors decreases and
(iii) the Issuer has granted the ML Investors certain "demand" and "piggy back" registration rights. Upon the consummation of the Merger, the Board of Directors of the Issuer was increased from eight to twelve directors and the vacancies created thereby were filled by appointees of the ML Investors.

              None of the Filing ML Entities has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

              The Filing ML Entities beneficially own an aggregate of 10,080,211 shares of Issuer Common Stock, representing approximately 36.4% of the total currently outstanding.

              For each Filing ML Entity, the information contained in Items 7-11 and Item 13 on the applicable cover page hereto regarding such Filing ML Entity is hereby incorporated herein by reference.

              Each Filing ML Entity disclaims beneficial ownership of the shares of Issuer Common Stock not held of record by such Filing ML Entity.

              None of the entities listed on Schedule I and, to the knowledge of the Filing ML Entities, no person listed on Schedule II has effected any transaction in the Issuer Common Stock during the past 60 days, in each case other than the acquisition of the Issuer Common Stock pursuant to the Merger. The Merger and the Merger Agreement are described in Item 3 hereof, and the information contained in Item 3 is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              The ML Entities have entered into certain agreements with the Issuer with respect to, among other things, the acquisition of additional Issuer Common Stock by the ML Entities and the transfer and voting of the Issuer Common Stock held by the ML Investors.

              The Issuer and the ML Entities are parties to an agreement (the "Standstill Agreement") providing, among other things, (i) for the designation by the ML Entities of four nominees to the Issuer's Board of Directors, which has twelve members, with such number of nominees and Board members decreasing if the percentage of outstanding shares of Issuer Common Stock held by the ML Entities falls below certain levels, (ii) that, for a period of ten years, the ML Entities will not acquire beneficial ownership of additional voting securities of the Issuer representing voting power in excess of 36.4% of the outstanding voting securities of the Issuer and will not take certain other actions relating to the control of the Issuer, (iii) that the ML Entities will vote in favor of the Issuer's nominees for the Issuer's Board of Directors, (iv) for certain restrictions on transfer of the Issuer's voting securities held by the ML Entities and (v) for a right of first refusal, under specified circumstances, for the Issuer in respect of certain transfers by the ML Entities of shares of Issuer Common Stock. Notwithstanding the foregoing, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and its affiliates (other than the ML Entities) may effect or recommend transactions in the ordinary course of its or their business provided that they do not acquire beneficial ownership of more than 2% of the outstanding voting securities of the Issuer (with such percentage increasing up to 5% if the percentage of outstanding voting securities of the Issuer held by the ML Entities falls below certain levels). A copy of the Standstill Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

              The Issuer and the ML Investors are parties to an agreement (the "Registration Rights Agreement") which provides the ML Investors with certain "demand" and "piggyback" registration rights and certain other parties with "piggyback" registration rights, subject to certain conditions, requiring the Issuer to register for sale under the Securities Act all or a portion of the Issuer Common Stock owned by them. A copy of the Registration Rights Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

              The Issuer and certain former stockholders of US Foodservice, including all of the ML Investors, are parties to an agreement (the "Tax Agreement") that provides assurances in connection with the qualification of the Merger as a tax-free reorganization for federal income tax purposes. Each stockholder of US Foodservice that is a party to the Tax Agreement has agreed, for the two-year period following the Effective Time, not to sell, exchange, distribute or otherwise dispose of in any manner more than approximately 49% of the shares of Issuer Common Stock received in the Merger by such stockholder. For purposes, however, of applying the transfer restrictions in the Tax Agreement to the ML Investors, all of the shares of Issuer Common Stock received in the Merger by the ML Investors are to be aggregated, and the ML Investors are treated as a single stockholder. Provided that a stockholder of US Foodservice that is a party to the Tax Agreement complies with the transfer restrictions contained therein and satisfies certain other conditions, the Issuer and each other stockholder of US Foodservice that is a party to the Tax Agreement waives and releases any claims that any of them might have against such stockholder under the Tax Agreement or otherwise resulting from the failure of the Merger to qualify as a tax-free reorganization for federal income tax purposes. A copy of the Tax Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

              Except for the Standstill Agreement, the Registration Rights Agreement and the Tax Agreement, none of the entities listed on Schedule I and, to the knowledge of the Filing ML Entities, none of the persons listed on
Schedule II has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


A. Agreement and Plan of Merger dated February 2, 1996, among the Issuer, Merger Sub and US Foodservice.

B. Standstill Agreement dated as of May 17, 1996 among the ML Entities, certain other stockholders of the Issuer and the Issuer.

C. Registration Rights Agreement dated as of May 17, 1996 among the ML Investors and the Issuer.

D.      Tax Agreement dated as of May 17, 1996 among the ML Investors and the
        Issuer.

E.      Joint Filing Agreement dated as of May 28, 1996 among the Filing ML
        Entities.

Signature

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


May 28, 1996                              MERRILL LYNCH CAPITAL
                                            PARTNERS, INC.



                                          By: /s/ James V. Caruso
                                              --------------------------
                                              Name:   James V. Caruso
                                              Title:  Vice President

                                  Exhibit Index


Exhibit                                     Description

A.               Agreement and Plan of Merger dated February 2,
                 1996 among the Issuer, Merger Sub and US
                 Foodservice.

B. Standstill Agreement dated as of May 17, 1996 among the ML Entities and the Issuer.

C. Registration Rights Agreement dated as of May 17, 1996 among the ML Entities and the Issuer.

D. Tax Agreement dated as of May 17, 1996 among the ML Entities and the Issuer.

E. Join Filing Agreement dated as of May 28, 1996 among the Filing ML Entities.

                                   APPENDIX A

                      CORPORATIONS AND LIMITED PARTNERSHIPS

        The names and principal businesses of the reporting entities are set forth below. Unless otherwise noted, the ML Corporate Entities and the ML Domestic Partnerships have as the address of their principal business and office 225 Liberty St., New York, NY 10080; and the ML Offshore Partnerships have as the address of their principal business and office Roseneath, The Grange, St. Peter Port, Guernsey, Channel Islands GYI 3AP.

           NAME                                             PRINCIPAL BUSINESS
           ----                                             ------------------

ML Corporate Entities
- ---------------------

Merrill Lynch & Co., Inc. (1)                           Holding Company that,
                                                        through its subsidiaries
                                                        and affiliates, provides
                                                        investment, financing,
                                                        insurance and related
                                                        services on a global
                                                        basis.

Merrill Lynch Group, Inc.(2)                            Holding Company.

Merrill Lynch MBP Inc.                                  Acts as general partner for Merchant Banking
                                                        L.P. No. II.

Merrill Lynch Capital Partners, Inc.                    Acts as general partner for various investment
                                                        partnerships.

ML IBK Positions, Inc.                                  Holds proprietary investments for Merrill
                                                        Lynch & Co., Inc.

KECALP Inc.                                             Acts as general partner for various KECALP
                                                        investment partnerships.

ML Employees LBO Managers, Inc.                         Acts as general partner for ML Employees
                                                        LBO Partnership No. 1, L.P.

Merrill Lynch International Incorporated(3)             Provides through its subsidiaries
                                                        and affiliates
                                                        investment, financing,
                                                        insurance and related
                                                        services outside the US
                                                        and Canada.

Merrill Lynch International Capital Management          Acts as administrative General Partner for
(Guernsey) II Limited(4)                                various investment partnerships.

- --------
1       250 Vesey St., New York, NY 10281.

2       250 Vesey St., New York, NY 10281.

3       250 Vesey St., New York, NY 10281.

4       Roseneath, The Grange,
        St. Peter Port, Guernsey, Channel Islands
        GYI 3AP


           NAME                                             PRINCIPAL BUSINESS
           ----                                             ------------------

ML Domestic Partnerships
- ------------------------

Merchant Banking L.P. No. II                            Investment partnership.

ML Employees LBO Partnership No. I, L.P.                Investment partnership.

Merrill Lynch LBO Partners No. IV                       Acts as general partner for various investment
                                                        partnerships.

Merrill Lynch LBO Partners No. B-IV                     Acts as general partner for various investment
                                                        partnerships.

Merrill Lynch Capital Appreciation Partnership          Investment partnership.
No. XIII, L.P.

Merrill Lynch Capital Appreciation Partnership          Investment partnership.
No. B-XVIII, L.P.

MLCP Associates L.P. No. II                             Investment partnership.

MLCP Associates L.P. No. IV                             Investment partnership.

Merrill Lynch KECALP L.P. 1987                          Investment partnership.

Merrill Lynch KECALP L.P. 1991                          Investment partnership.

Merrill Lynch KECALP L.P. 1994                          Investment partnership.


ML Offshore Partnerships
- ------------------------

ML Offshore LBO Partnership No. XIII                    Investment partnership.

ML Offshore LBO Partnership No. B-XVIII                 Investment partnership.

                                   APPENDIX B

                        EXECUTIVE OFFICERS AND DIRECTORS

        The names and principal occupations of each of the executive officers and directors of Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; Merrill Lynch MBP Inc.; Merrill Lynch Capital Partners, Inc.; ML IBK Positions, Inc.; KECALP Inc.; ML Employees LBO Managers, Inc.; Merrill Lynch International Incorporated; and Merrill Lynch International Capital Management (Guernsey) II Limited are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have as their business address World Financial Center, New York, NY 10281.

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Merrill Lynch & Co., Inc.
- -------------------------

Daniel P. Tully                                         Same
Chairman & CEO

Herbert M. Allison, Jr.                                 Same
Exec. VP, Corporate and Institutional Client
Group

William O. Bourke(1)                                    Former Chairman and Chief Executive Officer, Reynolds Metals
Director                                                Co.

Worley H. Clark(2)                                      Former Chairman and Chief Executive Officer, Nalco Chemical
Director                                                Co.

Jill K. Conway(3)                                       Visiting Scholar, Massachusetts Institute of
Director                                                Technology

Edward L. Goldberg                                      Same
Exec. VP, Operations,
Systems & Communications

- --------
1       Reynolds Metal Company
        6601 West Broad St.
        Richmond, VA 23230

2       W. H. Clark Associates, Ltd.
        135 South LaSalle St.
        Suite 1117
        Chicago, IL 60603

3       Massachusetts Institute of Technology
        Program on Science, Technology & Society
        STS Building
        E-51, Room 209 F
        Cambridge, MA 02139

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Stephen L. Hammerman                                    Same
Vice Chairman, Director & General Counsel

Earle H. Harbison, Jr.(4)                               Chairman, Harbison Corporation
Director

George B. Harvey(5)                                     Chairman, President & Chief Executive Officer, Pitney Bowes
Director                                                Inc.

William R. Hoover(6)                                    Chairman & Former Chief Executive Officer, Computer Sciences
Director                                                Corp.

Jerome P. Kenney                                        Same
Exec. VP, Corp. Strategy, Credit & Research

David H. Komansky                                       Same
President, COO & Director

Robert P. Luciano(7)                                    Chairman, Schering-Plough Corporation
Director

Aulana L. Peters(8)                                     Partner of Gibson, Dunn & Crutcher
Director

John J. Phelan, Jr.                                     Senior Advisor, Boston Consulting Group
Director

- --------
4       Harbison Corporation
        7700 Bonhomme Ave.
        Suite 750
        St. Louis, MO 63105

5       Pitney Bowes Inc.
        World Headquarters
        Location #65-27
        One Elmcroft Road
        Stamford, CT 06926-0700

6       Computer Sciences Corp.
        2100 East Grand Ave.
        El Segundo, CA 90245

7       Schering-Plough Corp.
        P.O. Box 1000
        One Giralda Farms
        Madison, NJ 07940-1000

8       Gibson, Dunn & Crutcher
        333 South Grand Ave.
        47th Floor
        Los Angeles, CA 90071

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Winthrop H. Smith, Jr.(9)                               Same
Chairman, Merrill Lynch International

John L. Steffens                                        Same
Exec. VP, Private Client Group

William L. Weiss(10)                                    Chairman Emeritus, Ameritech Corporation
Director

Joseph T. Willet                                        Same
CFO & Senior VP

Arthur H. Zeikel(11)                                    Same
President, Merrill Lynch Asset Management

Merrill Lynch Group, Inc.
- -------------------------

Rosemary T. Berkery                                     Senior Vice President and Associate General Counsel
Director & Vice President

Theresa Lang                                            Senior Vice President and Treasurer
Director & President & Treasurer

Stanley Schaefer(12)                                    Director of Tax
Director & Vice President

Frank T. Vayda                                          Director, Corporate Reporting
Director & Vice President

Daniel C. Cochran(13)                                   Chief Administrative Officer, Merrill Lynch International
Vice President

- --------
9       225 Liberty St.
        New York, NY 10080

10      One First National Plaza
        21 South Clark St.
        Suite 2530C
        Chicago, IL 60603-2006

11      Merrill Lynch Asset Management
        800 Scudders Mill Rd.
        Plainsboro, NJ 08536

12      225 Liberty St.
        New York, NY 10080

13      18/F, Asia Pacific Finance Tower
        3 Garden Road, Central
        Hong Kong

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

H. Allen White(14)                                      Director, Corporate Real Estate and Purchasing
Vice President

Merrill Lynch MBP Inc.
- ----------------------

Herbert M. Allison, Jr                                  Executive Vice President, Corporate and Institutional Client
Vice President & Director                               Group

Matthias B. Bowman                                      Vice Chairman, Investment Banking
President

James V. Caruso(15)                                     Director, Partnership Analysis and Management
Treasurer & Vice President

Thomas W. Davis                                         Co-head, Investment Banking
Vice President & Director

Barry S. Friedberg                                      Executive Vice President
Director

Theresa Lang                                            Senior Vice President and Treasurer
Vice President & Director

Jack Levy                                               Managing Director and Co-head, M&A
Vice President & Director

Robert F. Tully(16)                                     Vice President, Investment Banking
Treasurer & Vice President


Merrill Lynch Capital Partners, Inc.
- ------------------------------------

Gerald S. Armstrong                                     Partner, Stonington Partners, Inc.
Director

Daniel H. Bayly                                         Co-head, Investment Banking
Director

Matthias B. Bowman                                      Vice Chairman, Investment Banking
President, Director


- --------
14      225 Liberty St.
        New York, NY 10080

15      225 Liberty St.
        New York, NY 10080

16      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

James J. Burke, Jr.(17)                                 Managing Partner, Stonington Partners, Inc.
Director

James V. Caruso                                         Director, Partnership Analysis and Management
Vice President, Treasurer

Thomas W. Davis                                         Co-head, Investment Banking
Director

Robert F. End(18)                                       Partner, Stonington Partners, Inc.
Director

Albert J. Fitzgibbons III(19)                           Partner, Stonington Partners, Inc.
Director

Barry S. Friedberg                                      Executive Vice President
Director

Jerome P. Kenney                                        Executive Vice President
Director

Theresa Lang                                            Senior Vice President and Treasurer
Director

Mark McAndrews                                          Chief Administrative Officer, Investment Banking
Director

Stephen M. McLean(20)                                   Partner, Stonington Partners, Inc.
Director


- --------
17      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

18      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

19      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

20      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Ross D. McMahon(21)                                     Vice President, Partnership Analysis and Management
Vice President

Alexis P. Michas(22)                                    Partner and Chief Operating Officer, Stonington Partners, Inc.
Director

Jerry G. Rubenstein(23)                                 Independent Adviser, Omni Management
Director                                                Associates

Rupinder S. Sidhu(24)                                   Partner, Stonington Partners, Inc.
Director

Nathan C. Thorne                                        Managing Director, Investment Banking
Vice President, Director

Michael von Clemm(25)                                   Chairman, Highmount Capital, Inc.
Director

Robert W. Williamson(26)                                Senior Vice President and Chief Credit Officer
Director



ML IBK Positions, Inc.
- ----------------------

Matthias B. Bowman                                      Vice Chairman, Investment Banking
President, Director

- --------
21      225 Liberty St.
        New York, NY 10080

22      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

23      123 Coulter Ave.
        Ardmore, PA 19003

24      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153

25      2 Drayson Mews
        London W8 4LY, England

26      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

James V. Caruso(27)                                     Director, Partnership Analysis and Management
Vice President, Director

Barry S. Friedberg                                      Executive Vice President
Director

Jeffrey A. Gelfand                                      Financial Vice President and Director, Finance & Administration
Vice President

Jeffrey S. Martin                                       Managing Director, Investment Banking
Vice President, Director

Mark McAndrews                                          Chief Administrative Officer, Investment Banking
Vice President

Martin J. McInerney(28)                                 Vice President, Accounting
Vice President

Nathan C. Thorne                                        Managing Director, Investment Banking
Vice President

Neven Viducic                                           Vice President, Accounting
Treasurer


KECALP, Inc.
- ------------

Rosemary T. Berkery                                     Senior Vice President and Associate General Counsel
Vice President & Director

James V. Caruso(29)                                     Director, Partnership Analysis and Management
Director

Andrew J. Melnick                                       Director, Global Fundamental Equity Research
Vice President & Director

Walter Perlstein(30)                                    Same
Outside Director

John L. Steffens
President & Director

- --------
27      225 Liberty St.
        New York, NY 10080

28      225 Liberty St.
        New York, NY 10080

29      225 Liberty St.
        New York, NY 10080

30      225 Liberty St.
        New York, NY 10080

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Patrick J. Walsh                                        Senior Vice President and Director, Human Resources
Vice President & Director

ML Employees LBO Managers, Inc.
- -------------------------------

Kevin K. Albert                                         Managing Director, Private Equity Group,
Director                                                Investment Banking

Daniel H. Bayly                                         Co-head, Investment Banking
Director

Matthias B. Bowman                                      Vice Chairman, Investment Banking
President, Director

James V. Caruso(31)                                     Director, Partnership Analysis and Management
Vice President, Treasurer, Director

Alfred F. Hurley, Jr.
Director

Jeffrey S. Martin                                       Managing Director, Investment Banking
Vice President, Director

Jeffrey M. Peek                                         Director, Research
Vice President, Director

Nathan C. Thorne                                        Managing Director, Investment Banking
Vice President



Merrill Lynch International Incorporated
- ----------------------------------------

Winthrop H. Smith, Jr.(32)                              Same
Chairman, Director

Michael J.P. Marks(33)                                  Co-head, Global Equities, Merrill Lynch
Deputy Chairman, Director                               International

Donald N. Gershuny                                      General Counsel, Private Client
Senior Vice President, Director

Carlos M. Morales                                       Senior Vice President and General Counsel, Corporate &
Senior Vice President, Director                         Institutional Client

- --------
31      225 Liberty St.
        New York, NY 10080

32      225 Liberty St.
        New York, NY 10080

33      P.O. Box 293
        20 Farringdon Road
        London EC1M 3NH, England

NAME/POSITION                                                       PRESENT PRINCIPAL OCCUPATION
- -------------                                                       ----------------------------

Ronald J. Strauss                                       Financial Vice President, Merrill Lynch International
Senior Vice President and COO, Director

Gregory E. Andrews                                      Senior Finance Officer, Private Client Group
Senior Vice President & CFO

Anthony Vanadia                                         Same
Vice President & Treasurer


Merrill Lynch International Capital
Management (Guernsey) II Ltd.
- -----------------------------------

John L. Loveridge(34)                                   Senior Manager, Mutual Funds, Bank of
Director                                                Butterfield Intl. (Cayman)

Martin R. Wise(35)                                      Director, European Operations
Director

James J. Burke, Jr.(36)                                 Managing Partner, Stonington Partners, Inc.
Director

- --------
34      Bank of Butterfield Intl. (Cayman)
        PO Box 705, Butterfield House
        Fort St., George Town
        Grand Cayman, Cayman Islands
        British West Indies

35      Ropemaker Place
        25 Ropemaker Street
        London, England
        EC2Y 9LY

36      Stonington Partners, Inc.
        767 Fifth Avenue
        48th Floor
        New York, NY 10153